

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

July 17, 2009

Kenneth E. Steben
Sage Fund Limited Partnership
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD 20850

Re: Sage Fund Limited Partnership
Amendment Number 1 to Form 10
Filed July 2, 2009
File No. 000-53639

Dear Mr. Steben:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your response to comment 3 of our letter dated June 1, 2009 is
    under review and we may have further comments.

The General Partner, page 2

2. Please provide additional details regarding the main features of each of the other
    two commodity pools that the general partner currently operates.

Trading Advisor and Asset Allocations of the Fund, page 3

3. We note your response to our prior comment 7. Please disclose the number of
    clients the Trading Advisor currently serves and the fact that you will receive an
    equal amount of attention by the Trading Advisor as the Trading Advisor's other
    clients.

Charges, page 7

Description of Current Charges, page 7

4. We continue to believe that complete disclosure of current charges is necessary
    for investors and thus are reissuing our prior comment 13. We note your
    disclosure regarding total expenses charged to the Units annually, other than the
    Trading Advisor's performance incentive fees, totaling approximately 6.23% of
    the Unit's net assets annually. We also note the disclosure in the table entitled
    "Description of Current Charges" but do not understand how the total expenses
    charged adds up to 6.23%. For example, while you disclosed the "amount of
    payment" for the Management (asset-based) fee to be paid to the General Partner,
    you have not done so for the "amount of payment" for the Management (asset-
    based) fee to be paid to the Trading Advisor or the Incentive Fee to be paid to the
    Trading Advisor. Please clearly disclose the amount of payment of each of the
    types of charges, including the incentive fee, so that it is clear how the 6.23%
    figure is calculated. We may have further comments.

Competition, page 13

5. It appears that you have not addressed our prior comment 20 so we are reissuing
    it. You disclose that the Fund competes with other investment vehicles for
    investors. Please specifically disclose the other investment vehicles the Fund
    competes with for investors.

Item 2. Financial Information, page 14

Management's discussion and analysis of financial conditions and results of operations,
page 14

Results of Operations, page 18

6. It appears that you have not addressed our prior comment 24 so we are reissuing
    it. Please disclose the total amount of each charge/expense, as disclosed on pages
    7-8, during fiscal year 2008.

Market Sectors, page 20

7. We note your response to our prior comment 25 which asked for a breakdown of
    the company's funds invested in different market sectors at the end of fiscal year
    2008. We also note the newly added disclosure. The figures in the new table,
    however, do not appear to total 100% and the "stock index" percentage figure is
    negative. Please explain to us the how newly added disclosure shows a
    breakdown of the company's funds invested in different market sectors at the end
    of fiscal year 2008.

Form 10

Exhibit 99.1

Fair Value of Financial Instruments, page 15

8. We note your responses to comments 31 and 32. Please expand your disclosure
    to discuss your valuation techniques as described to us in your responses. Please
    see paragraph 32(e) of SFAS 157 for reference.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Timothy P. Selby